EXHIBIT 99.2

Call-Net to acquire business customer base and certain network facilities of 360networks in Ontario, Quebec and Atlantic Canada, from Bell Canada

Call-Net to hold conference call at 3:00 p.m. to discuss today’s announcement

TORONTO, ON, May 26, 2004 — Call-Net Enterprises Inc. today announced that it has entered into an agreement with Bell Canada to acquire certain assets of 360networks Corporation including significant portions of its business customer base and specific network facilities in Ontario, Quebec and Atlantic Canada.

“We are very pleased to enter into an agreement with Bell Canada to acquire 360networks’ business assets in Eastern Canada,” said Bill Linton, president and chief executive officer of Call-Net Enterprises. “On closing, this transaction will greatly increase our business customer base and will allow us to more rapidly and cost-effectively expand our local, fibre and IP networks in Eastern Canada, further reducing our reliance on leased facilities. This transaction supports our strategy of providing unique telecom services to the small and medium size enterprise segment and increases our effectiveness and cost structure in offering services to multi-national customers in partnership with Sprint.”

The transaction is conditional on Bell Canada’s acquisition of the Canadian assets of 360networks Corporation and certain related U.S. interconnect assets, announced earlier today. In its announcement, Bell Canada stated that it intends to retain 360networks’ facilities and customer base in Western Canada and will sell significant portions of 360networks’ business customer base in Eastern Canada to Call-Net. Call-Net will enter into a two-year transitional services agreement with Bell to provide technical and operational services to the newly acquired customer base and in exchange be paid approximately 70 per cent of the total retail revenue.

Call-Net’s acquisition price for the business customer base represents approximately three months of acquired revenue and will be paid over the term of the agreement. The 360networks business customer base in Eastern Canada is expected to add in excess of $50 million to Sprint Canada’s total business revenue. Earnings before interest, taxes, depreciation and amortization of the acquired customer base is expected to be comparable in margin to Call-Net’s existing business. Call-Net will have an option at the end of the term of the agreement to acquire certain assets used to service these customers.

“The transaction is financially attractive and will further solidify our position as a competitive alternative telecommunications provider to business and residential customers,” added Linton. “It strengthens the mix of local and data business revenue, provides us with the opportunity to acquire certain network facilities at a significantly reduced capital cost, gives us access to 1,000 office buildings in Ontario, Quebec and Atlantic Canada and certain rights to consider acquiring additional local facilities in this territory.”

Call-Net’s transaction is expected to close by September 2004 concurrent with the finalization of Bell Canada’s acquisition of 360networks and is subject to customary terms and conditions including due diligence, the completion of mutually satisfactory definitive agreements, board and regulatory approvals.

Conference call at 3:00 p.m. today

Call-Net will hold a conference call for all interested parties at 3:00 p.m. (ET) today to discuss this matter. To participate in the conference call dial 416-695-6140 or 1-877-667-7774 (Participation code: T501237S), or join via audio Web cast at www.callnet.ca. Replay will be available at 416-695-5275 or 1-888-509-0082 until June 2, 2004. The audio webcast will be archived at www.callnet.ca

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc., (TSX: FON, FON.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information:

Media Contact:
Karen O’Leary
Corporate Communications
416-718-6445